UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-38878

So-Young International Inc.

Tower E, Ronsin Technology Center

Chaoyang District, Beijing, 100012

People's Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Appointment of Management Positions

So-Young International Inc. (the “Company”) has recently appointed Mr. Rui Cai as Chief Operating Officer, Mr. Nan Huang as Chief HR Officer, and Mr. Xiaodong Ying as Chief Growth Officer, all effective September 14, 2022.

Appointment of Mr. Rui Cai as Chief Operating Officer

Mr. Rui Cai has served as vice president of commercial products of the Company since March 2020. Prior to joining the Company, Mr. Cai served as a senior director at Autohome from 2016 to 2020. Prior to 2016, Mr. Cai was the director of commercial platform at Opera China from 2014 to 2016, the CEO of Taoyun Technology from 2013 to 2014, an advertising product director at Shanda Online from 2011 to 2013, a product director at Casee Wireless from 2006 to 2010, and a product manager at Linktone Ltd. from 2004 to 2006. Mr. Cai received a bachelor’s degree in design from Beijing Science Technology and Management University in 2004 and a master’s degree in software engineering from Nanjing University in 2017.

Appointment of Mr. Nan Huang as Chief HR Officer

Mr. Nan Huang has served as senior vice president of human resources of the Company since December 2021. Prior to joining the Company, Mr. Huang served as a HR VP in Missfresh Inc. from 2019 to 2021. From 2013 to 2019, he worked in Wanda Group and Longfor Group, both as a senior HR director. From 2005 to 2013, he was a consulting professional in global consulting firms, including Ernst & Young, Mercer, etc. Mr. Huang received a bachelor's degree in economics from Fudan University in 2005 and an EMBA degree from CEIBS in 2019.

Appointment of Mr. Xiaodong Ying as Chief Growth Officer

Mr. Xiaodong Ying has served as senior vice president of supply chain of the Company since May 2021. Prior to joining us, Mr. Ying served as director of commercial product team, director of technology commercial team, and general manager of medical aesthetics department of Baidu from 2010 to 2021. From 2002 to 2010, he was responsible for sales related work in media companies, such as China Software Development Network, eNet and 21 Economic News. Mr. Ying received a bachelor’s degree from Zhejiang University.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

So-Young International Inc.

By	:	/s/ Min Yu
Name	:	Min Yu
Title	:	Chief Financial Officer

Date: September 15, 2022